

Mail Stop 3561

June 11, 2010

Via Fax & U.S. Mail

Ms. Judith Wallace
Chief Financial Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York, New York 10001

      Re: Coda Octopus Group, Inc.
            Form 10-K for the year ended October 31, 2009
            File No. 000-52815

Dear Ms. Wallace:

We have reviewed your response dated April 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended January 31, 2010

Financial Statements

Note 10 – Derivative Liability, page 18

1. We have reviewed your response to your prior comment 5. To facilitate our understanding of your conclusions, please provide your analysis in expanded detail. Specifically, it appears that certain of the warrant issuances may have been made to employees. If true, please explain why these instruments fall within the scope of this

guidance pursuant to 815-40-15-3. In addition, please describe the significant contractual terms of the warrants. Describe, in detail, the nature of the anti-dilution provisions or other contractual terms that cause the exercise price to adjust based upon subsequent sales of securities. Explain why, if these instruments are not considered to be indexed to your own stock, they meet the definition of a derivative. Each of your explanations and conclusions should be accompanied by your specific paragraph references in GAAP (ASC 15-40, EITF 07-05, 815-10-15-83 and/or other relevant sections of the code). Please advise, supplementally and in detail.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3303 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief